FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December 2006

COMMISSION FILE NUMBER: 1-7239

KOMATSU LTD.

Translation of registrant’s name into English

3-6 Akasaka 2-chome, Minato-ku, Tokyo, Japan

Address of principal executive offices

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INFORMATION TO BE INCLUDED IN REPORT

1.	A company announcement made on December 13, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KOMATSU LTD.
(Registrant)

Date: December 13, 2006	By:	/s/ Kenji Kinoshita
Kenji Kinoshita
Senior Executive Officer

For Immediate Release
Komatsu Ltd.
Corporate Communications Dept.
Tel: +81-(0) 3-5561-2616
Date: December 13, 2006
No. 0044(2016)
URL: http://www.komatsu.com/

Komatsu Executes Agreement with Marubeni and Fabrica Toyama

Concerning the Acquisition of Shares of NIPPEI TOYAMA

Komatsu Ltd. (President: Masahiro Sakane) (“Komatsu”) executed a Share Transfer Agreement today to acquire 8.38% and 0.56% of the shares of NIPPEI TOYAMA CORPORATION (President: Hiroyuki Horii) (“NIPPEI TOYAMA”) from Marubeni Corporation (President: Nobuo Katsumata) (“Marubeni”) and from Fabrica Toyama Corporation (President: Yoshitsugu Yoshioka) (“Fabrica Toyama”), respectively. Upon the completion of procedures, such as notifications, approvals, etc. under the competition laws of relevant jurisdictions, the share acquisition is scheduled to be completed by the end of December of this year.

On October 31, 2006, Komatsu executed a Share Transfer Agreement with TOYOBO CO., LTD. (“TOYOBO”) to purchase 20.40% of the shares of NIPPEI TOYAMA and to become the largest shareholder of NIPPEI TOYAMA. The purchase of the shares from TOYOBO is scheduled to be conducted by the end of December of this year and, upon the completion of this purchase of a total of 8.94% of the shares from Marubeni and Fabrica Toyama, the shareholding ratio of Komatsu will be 29.33%.

After this purchase of shares, Komatsu will focus on strengthening its alliance with NIPPEI TOYAMA based on mutual trust.

[Outline of NIPPEI TOYAMA CORPORATION]

Corporate name:	NIPPEI TOYAMA CORPORATION
Date of establishment:	July 26, 1945
Location:	6-26-2 Minami-Oi, Shinagawa-ku, Tokyo
Representative Director:	Hiroyuki Horii
Capital:	¥6 billion
Listing:	Second section of the Tokyo Stock Exchange
Net sales:	¥73.6 billion (Fiscal year ended March 31, 2006)
Business activities:	Manufacture and sales of machine tools, industrial machines, real estate sales, etc.
Manufacturing bases:	Toyama and Kanagawa, Japan
Number of employees:	1,526 (Consolidated, as of March 31, 2006)

[Outline of Marubeni Corporation]

Corporate name:	Marubeni Corporation
Date of establishment:	December 1, 1949
Location:	1-4-2 Otemachi, Chiyoda-ku, Tokyo
Representative Director:	Nobuo Katsumata
Capital:	¥262.7 billion
Listing:	First sections of the Tokyo Stock Exchange, Osaka Securities Exchange and Nagoya Stock Exchange
Net sales:	¥8,686.5 billion (Fiscal year ended March 31, 2006)
Number of employees:	27,377 (Consolidated, as of March 31, 2006)

[Outline of Fabrica Toyama Corporation]

Corporate name:	Fabrica Toyama Corporation
Date of establishment:	May 23, 1951
Location:	1-7-13 Azuchi-machi, Chuo-ku, Osaka-shi, Osaka
Representative Director:	Yoshitsugu Yoshioka
Capital:	¥0.6 billion
Listing:	Second section of the Osaka Securities Exchange
Net sales:	¥5.4 billion (Fiscal year ended March 31, 2006)
Business activities:	Manufacture and sales of industrial machines and textiles
Manufacturing bases:	Toyama, Japan
Number of employees:	207 (Consolidated, as of March 31, 2006)

[Number of the Share Acquisition, Ownership Ratio and Acquisition Amount]

Number of shares owned prior to acquisition:	0 shares (ownership ratio: 0%)*
Number of shares acquired:	4,520,000 shares (ownership ratio: 8.94%)
Acquisition amount:	¥4,023 million

*Note:	As mentioned above, Komatsu executed a Share Transfer Agreement to purchase 10,315,000 shares (ownership ratio: 20.40%) from TOYOBO.

[Outlook]

Komatsu believes this acquisition of shares will have only a minimal impact on its consolidated business performance for the current fiscal year.

(End)